Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated: February 1st, 2006

EPCOS AG

(Translation of registrant’s name into English)

St.-Martin Strasse 53

D-81669 München

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ✓             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K contains:

- Press release on first quarter fiscal 2006 earnings

EPCOS

Interim Report

1st Quarter 2006

just everywhere ...

2
EPCOS AG

Interim Report on the Consolidated Financial Statements of EPCOS AG at December 31, 2005

About EPCOS

EPCOS AG, a manufacturer of passive electronic components headquartered in Munich, is market leader in Europe and number two worldwide. EPCOS offers a comprehensive portfolio of about 40,000 different products. The EPCOS Group has design, manufacturing and marketing facilities in Europe, the Americas and Asia.

Passive electronic components are found in every electrical and electronic product – from automotive and industrial electronics through information and communications to consumer electronics. Components from EPCOS store electrical energy, select frequencies, and protect against overvoltage and overcurrent.

In fiscal 2005 (October 1, 2004, to September 30, 2005), EPCOS posted sales of EUR 1.24 billion. At September 30, 2005, the company employed about 16,100 people worldwide.

Accounting Principles

EPCOS AG prepares its consolidated financial statements in accordance with United States Generally Accepted Accounting Principles (US GAAP).

This interim report was compiled in accordance with German Accounting Standard 6 (DRS 6).

We present EBIT because that is the basis on which we evaluate the operating performance of our three reportable segments and of the EPCOS Group as a whole. We believe that EBIT is a better measure of operating performance than operating income since the latter excludes the impact of foreign exchange gains and losses and other income and expense. In some fiscal years, these line items may have a significant impact on the relative performance of our segments. We calculate EBIT as net loss/income plus (minus) minority interest, provision for income tax and the interest result, net.

3
EPCOS AG

Q1 2006:

Positive trend in demand unbroken

Continued operations:

➢	Book-to-bill ratio: improved to 1.10

➢	Sales: EUR 305 million, up 14 percent year on year, down 4 percent sequentially

➢	EBIT: plus EUR 3 million (Q1 2005: plus EUR 3 million; Q4 2005: minus EUR 11 million)

Change in financial reporting

The sale of EPCOS’ Tantalum Capacitors Business Unit to KEMET has the following consequences for EPCOS’ financial reporting practice:

Although the sale is not expected to be closed until spring 2006, EPCOS has made its continued operations – i.e. excluding its tantalum capacitor activities – the focus of its reporting effective October 1, 2005. In accordance with US GAAP, the discontinued tantalum activities will be reported separately in the statements of income both for the current fiscal year and for the same period in the previous year.

Also effective October 1, 2005, the Capacitors and Inductors and Ferrites business segments have been combined to form a new segment entitled Capacitors and Inductors. This is a logical step because Inductors and the remaining business activities of Capacitors share largely identical business cycles. Moreover, the same member of the management board is responsible for their business.

New orders and sales (continued operations)

New orders were up for the fourth time in a row in Q1 2006 (October 1 – December 31, 2005). The book-to-bill ratio (the ratio of new orders to sales) improved to 1.10 (against 0.96 in the previous quarter and 0.99 in Q1 2005).

Comparison with Q4 2005

New orders rose by 10% to EUR 335 million in Q1, up from EUR 305 million in the previous quarter. Orders from component distributors, manufacturers of consumer electronics equipment and industrial electronics customers all posted double-digit growth. While the order intake from the telecom industry also increased, orders from the automotive electronics industry were slightly below the previous quarter’s level. New orders rose sharply in all key regions. In percentage terms, double-digit growth was realized in Europe without Germany and in the NAFTA region.

Sales have not yet followed the pattern of new orders and stood at EUR 305 million, 4% below the previous quarter’s good level of EUR 318 million. This decline was influenced by factors such as the Christmas holiday season and the end of the fiscal year for many customers. Sales to customers in automotive electronics and industrial electronics and via the component distribution channel were affected most by these influences.

Regional analysis shows an increase in sales in the NAFTA area.

4
EPCOS AG

Sales in the Surface Acoustic Wave (SAW) Components business segment fell 3% sequentially from EUR 101 million in the previous quarter to EUR 98 million in Q1 2006. For Ceramic Components, sales dropped by 10% from EUR 108 million to EUR 97 million in the same period. Besides the above-mentioned influences, declining sales in these two segments are related to the especially high proportion of turns business in the preceding quarter, much of which was serviced out of inventories.

At EUR 109 million, sales in the Capacitors and Inductors segment remained on a par with the figure for the previous quarter.

Comparison with Q1 2005

Compared with the first quarter of fiscal 2005, both new orders and sales have posted double-digit percentage growth. It should nevertheless be remembered that customers’ inventory adjustments made Q1 2005 a relatively weak quarter.

New orders jumped 27%, from EUR 264 million a year ago to EUR 335 million. All target industries and regions contributed to this positive development. Orders from consumer electronics customers, for example, rose by 40% year on year, while orders from distributors were up by over 30% against the same period last fiscal. At the same time, the order intake from telecom and industrial electronics customers also exceeded that of Q1 2005 by over 30% and 20% respectively. Regionally, orders from Asia stood out in particular with a gain of about 75%, a figure that primarily reflects positive business with manufacturers of consumer electronics and mobile phones. New orders from the NAFTA region too grew by over 50%, mainly because of strong demand from distributors.

Compared with Q1 2005, sales increased by 14% from EUR 267 million to EUR 305 million. Sales of products to the automotive electronics industry and to component distributors increased by about 30%. Sales to the consumer electronics and industrial electronics customers also grew substantially, although sales of telecom products dropped slightly on account of price erosion.

Sales were up in all regions. The strongest growth – a good 30% – was posted in Germany, primarily due to the positive trend in business with components for automotive electronics. Double-digit percentage gains were also realized in the NAFTA region and Asia.

Year on year, sales rose in all segments. Sales at SAW Components grew from EUR 96 million a year ago to EUR 98 million in Q1 2006, a gain of 3%. The trend in sales of SAW products for use in consumer electronics equipment was especially positive. Sales of multilayer modules for mobile communications applications also increased noticeably.

Sales growth was strongest at Ceramic Components, where sales climbed 29% from EUR 75 million in Q1 2005 to EUR 97 million in Q1 2006. Piezo actuators accounted for the largest share of this growth. At the same time, business with thermistors and varistors, i.e. temperature- and voltage-dependent resistors, developed well in all target industries, as did sales of sensors and sensor systems.

Sales for the Capacitors and Inductors segment increased by 13% in the quarter under review to EUR 109 million (Q1 2005: EUR 97 million). This growth was driven essentially by strong demand for power capacitors, most of which are used in industrial electronics. Demand for aluminum electrolytic capacitors rose particularly among component distributors. Sales of inductors rose in nearly all industries served, although growth was strongest in business with products for automotive electronics applications.

5
EPCOS AG

Earnings (continued operations)

Earnings before interest and tax (EBIT) in Q1 2006 stood at plus EUR 3 million (Q1 2005: plus EUR 3 million; Q4 2005: minus EUR 11 million).

After-tax earnings in the quarter just ended came to plus EUR 1 million (Q1 2005: plus EUR 1 million). Earnings per share for Q1 2006 were plus 1 eurocents (Q1 2005: plus 1 eurocents).

Earnings by business segments

EBIT for SAW Components stood at plus EUR 12 million (Q4 2005: plus EUR 9 million; Q1 2005: plus EUR 10 million). This figure includes a one-time positive special effect totaling EUR 3 million.

Ceramic Components posted EBIT of minus EUR 3 million, the level recorded a year ago (Q4 2005: minus EUR 15 million; Q1 2005: minus EUR 3 million). Due to startup costs incurred in ramping up new products, the growth in sales for piezo actuators against the same quarter a year ago was not able to improve earnings.

EBIT in the Capacitors and Inductors segment was minus EUR 6 million (Q4 2005: minus EUR 5 million; Q1 2005: minus EUR 4 million). Three factors in particular depressed earnings: The strength of the Brazilian Real, which appreciated by around 35% against the same period in the previous fiscal year, had a negative impact. This rise caused the cost situation of our heavily export-oriented capacitor plant in Brazil to worsen noticeably. Allocated overhead costs previously absorbed by the tantalum activities continue to burden earnings in the segment to which this business belongs. Substantial up-front investments for the development of UltraCaps® are the third factor that negatively affected earnings.

Key data for the EPCOS Group (including discontinued operations)

Total sales in the quarter under review were EUR 328 million (Q1 2005: EUR 289 million; Q4 2005: EUR 341 million). This figure includes a year-on-year gain of 7% in sales of tantalum capacitors, from EUR 21 million to EUR 23 million. Sequentially, sales of tantalum capacitors remained stable.

Total after-tax earnings stood at minus EUR 3 million (Q1 2005: minus EUR 0.4 million; Q4 2005: minus EUR 63 million). This figure includes minus EUR 4 million for tantalum capacitors, part of which is accounted for by ramp-up costs for the production of the new tantalum polymer capacitors.

In Q1 2006, total earnings per share came to minus 5 eurocents (Q1 2005: minus 1 eurocent, Q4 2005: minus 96 eurocents).

Net cash flow was minus EUR 16 million due to the build-up of inventories and changes in the balance of receivables and short-term liabilities.

Outlook

For fiscal 2006 as a whole, EPCOS confirms its expectation that its continued operations will generate sales growth, positive EBIT and a positive net cash flow.

6
EPCOS AG

About EPCOS

EPCOS AG, a manufacturer of passive electronic components headquartered in Munich, is market leader in Europe and number two worldwide. EPCOS offers a comprehensive portfolio of about 40,000 different products. The EPCOS Group has design, manufacturing and marketing facilities in Europe, the Americas and Asia.

Passive electronic components are found in every electrical and electronic product – from automotive and industrial electronics through information and communications to consumer electronics. Components from EPCOS store electrical energy, select frequencies, and protect against overvoltage and overcurrent.

In fiscal 2005 (October 1, 2004, to September 30, 2005), EPCOS posted sales of EUR 1.24 billion. At September 30, 2005, the company employed about 16,100 people worldwide.

N.B. All financial data has been compiled to US GAAP and is not audited except for data at September 30, 2005.

Further dates

The Annual General Meeting will be held on February 15, 2006, at the International Congress Center in Munich. Results for the second quarter of fiscal 2006 will be published on May 4, 2006.

This document may contain forward-looking statements with respect to EPCOS’ financial condition, results of operations, business, strategy and plans. In particular, statements using the words “expects”, “anticipates” and similar expressions, and statements with regard to management goals and objectives, expected or targeted revenue and expense data, or trends in results of operations or margins are forward-looking in nature. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including changes in our customers’ industries, slower growth in significant markets, changes in our relationships with our principal shareholders, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, currency fluctuations, unforeseen environmental obligations, and general economic and business conditions. EPCOS does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the Company’s financial results is provided in documents filed with the Bundesanstalt für Finanzdienstleistungsaufsicht and the US Securities and Exchange Commission.

7
EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME, UNAUDITED

for the 3 months ended December 31, 2005 and 2004

(EUR thousand, except per share data)

	3 months ended December 31
	2005	2004
Net sales
Third parties	260,850	221,336
Related parties	43,937	45,988

Total net sales	304,787	267,324
Cost of goods sold	(255,050)	(219,548)

Gross profit	49,737	47,776

Research and development expenses	(18,181)	(13,311)
Marketing and selling expenses	(26,601)	(26,345)
General and administrative expenses	(3,028)	(2,866)

	(47,810)	(42,522)

Operating income	1,927	5,254
Interest income	689	435
Interest expense	(3,465)	(2,249)
Foreign exchange losses, net	(204)	(2,454)
Other loss/income, net	879	179
Share of net income of unconsolidated affiliates	701	68

Income from continuing operations before income taxes and minority interest	527	1,233
Provision for income taxes	335	(370)
Minority interest	(90)	(41)

Income from continuing operations	772	822

Loss from discontinued operations, net of income taxes	(4,003)	(1,270)

Net (Loss) income	(3,231)	(448)

Earnings per share (basic and diluted)
Income from continuing operations	0.01	0.01
Income (Loss) from discontinued operations	(0.06)	(0.02)

Reconciliation of Net (Loss) income to EBIT
Net (Loss) income	772	822
Minority interest	90	41
Provision for income taxes	(335)	370

Loss/Income before income taxes and minority interest	527	1,233

Interest expense, net	2,776	1,814

EBIT	3,303	3,047

See accompanying notes to unaudited consolidated interim financial statements.	8
EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

As of December 31, 2005 and September 30, 2005

(EUR thousand, except share data)

	December 31, 2005	September 30, 2005
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	181,203	193,438
Accounts receivable, net	186,252	201,991
Inventories, net	214,577	226,802
Prepaid expenses and other current assets	48,124	46,579
Deferred income taxes	6,078	8,708
Assets held for sale	101,686	—

Total current assets	737,920	677,518

Property, plant and equipment, net	504,601	576,284
Intangible assets, net	18,445	19,141
Deferred income taxes	76,072	70,169
Other assets	40,185	33,822

Total assets	1,377,223	1,376,934

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	122,282	133,904
Accrued expenses and other current liabilities	109,089	119,065
Short-term borrowings	110,237	107,467
Current portion of long-term debt	26,228	24,944
Deferred income taxes	4,102	3,629
Liabilities held for sale	18,585	—

Total current liabilities	390,523	389,009

Long-term debt, excluding current installments	202,965	206,127
Pension liabilities	168,267	165,768
Deferred income taxes	17,540	18,503
Other liabilities	41,472	40,270
Minority interest	1,818	764

Total liabilities	822,585	820,441

Shareholders’ equity
Share capital, – 96,280,000 shares authorized, 65,300,000 shares issued and outstanding at December 31, 2005 and at September 30, 2005	65,300	65,300
Additional paid-in capital	254,833	254,833
Retained earnings	284,017	287,248
Accumulated other comprehensive loss	(49,512)	(50,888)

Total shareholders’ equity	554,638	556,493

Total liabilities and shareholders’ equity	1,377,223	1,376,934

See accompanying notes to unaudited consolidated interim financial statements.	9
EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’

EQUITY AND COMPREHENSIVE INCOME/(LOSS), UNAUDITED

For the 3 months ended December 31, 2005

(EUR thousand)

	Share capital	Additional paid-in Capital	Retained earnings	Accumulated other comprehensive Income / (loss)	Treasury shares	Total shareholders’ equity
Balances as of September 30, 2005	65,300	254,833	287,248	(50,888)	—	556,493

Comprehensive Loss:
Net Loss	—	—	(3,231)	—	—	(3,231)
Currency translation adjustment	—	—	—	(208)	—	(208)
Cash flow hedges (net of tax of 432)	—	—	—	1,291	—	1,291
Reclassification of gains to net income (net of tax of 6)	—	—	—	(20)	—	(20)
Unrealized gains on securities (net of tax of 2)	—	—	—	313	—	313

Total comprehensive Loss						(1,855)

Balances as of December 31, 2005	65,300	254,833	284,017	(49,512)	—	554,638

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’

EQUITY AND COMPREHENSIVE INCOME/(LOSS), UNAUDITED

For the 3 months ended December 31, 2004

(EUR thousand)

	Share Capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive Income / (loss)	Treasury shares	Total shareholders’ Equity
Balances as of September 30, 2004	65,300	254,833	406,510	(47,079)	—	679,564

Comprehensive Loss:
Net loss	—	—	(448)	—	—	(448)
Currency translation adjustment	—	—	—	(6,572)	—	(6,572)
Cash flow hedges (net of tax of 349)	—	—	—	(1,047)	—	(1,047)
Reclassification of losses to net income (net of tax of 105)	—	—	—	314	—	314
Unrealized gains on securities (net of tax of 77)	—	—	—	416	—	416

Total comprehensive Loss	—	—	—	—	—	(7,337)

Balances as of December 31, 2004	65,300	254,833	406,062	(53,968)	—	672,227

See accompanying notes to unaudited consolidated interim financial statements.	10
EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOW, UNAUDITED

For the 3 months ended December 31, 2005 and 2004

(EUR thousand)

	2005	2004
Cash flows from operating activities
Net (loss)/income	(3,231)	(448)
Adjustment to reconcile net loss/income to net cash provided by operating activities
Depreciation and amortization	32,392	37,036
Provision for doubtful accounts	(103)	(541)
Gain on sale of property, plant and equipment	73	285
Deferred income tax	(5,740)	(2,270)
Share of net income of unconsolidated affiliates	(701)	(68)
Minority interest	90	41
Other non cash items	2,397	—
Changes in assets and liabilities
Increase in inventories	(10,183)	(17,488)
Decrease in accounts receivable	7,273	39,078
Increase in prepaid expenses and other current assets	(2,415)	(15,194)
Decrease in accounts payable	(1,554)	(32,028)
Increase/(Decrease) in other liabilities	1,242	(240)
Decrease in accrued expenses and other current liabilities	(6,505)	(14,149)
Increase in pension liabilities	2,433	2,309
(Increase)/Decrease in other assets	(4,407)	1,746

Net cash provided by operating activities	11,061	(1,931)

Cash flows from investing activities
Proceeds from sale of equipment	(24,921)	(39,594)
Investment securities	607	359
Investments in associated and unconsolidated companies	(3,017)	(2,121)

Net cash used in investing activities	(27,331)	(41,356)

Cash flows from financing activities
(Net decrease)/increase in short-term borrowings	1,230	(2,671)
Proceeds from borrowing of long-term debt	3,131	1,909
Principal payments under capital leasing obligations	(12)	(6)
Principal payments on long-term debt	(921)	(5,245)

Net cash provided by (used in) financing activities	(3,428)	(6,013)

Effect of exchange rate changes on cash	607	(3,033)
Decrease in cash and cash equivalents	(12,235)	(52,333)
Cash and cash equivalents at beginning of fiscal year	193,438	238,386

Cash and cash equivalents at end of period	181,203	186,053

See accompanying notes to unaudited consolidated interim financial statements.	11
EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

Notes to unaudited interim consolidated financial statements

1. Basis of Presentation

The unaudited interim consolidated financial statements as of and for the three-month periods ended December 31, 2005, and 2004 reflect all adjustments consisting of normal recurring items, which are, in the opinion of management, necessary for a fair statement of the results of the interim periods presented. All intercompany balances and transactions as well as all intra group profits or losses arising on such transactions have been eliminated in the consolidated financial statements.

The results of operations for any interim period are not necessarily indicative of results for the full year. Such financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2005 included in the Company’s Annual Report for 2005.

Options granted to employees

As of October 1, 2005, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share-Based Payment (SFAS No. 123R), which replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principals Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related Interpretations. SFAS No. 123R requires companies to recognize the cost resulting from all share-based payment transactions in the financial statements. With certain limited exceptions, the new standard establishes a grant date, fair-value-based measurement method in accounting for share-based payment transactions. Equity classified awards are measured at fair value of the grant date, whereas related compensation cost is recognized based on the estimated number of instruments for which the requisite service is expected to be rendered. For options granted under the Stock Option Plan 2004 the corresponding compensation expense is accounted as difference between market value and exercise price, because a fair value can not be reliably determined because the Supervisory Board and the Management Board are authorized to introduce a discretionary cap in the case of unforeseen developments. For its equity classified awards, the Company applies the modified prospective transition method. Under this method, unvested equity classified awards granted prior to the effective date of the new statement are accounted for under SFAS No. 123R and related costs are recognized in the income statement. The corresponding expenses are accounted on a pro rata basis in the income statement over the vesting period. In the first quarter of fiscal 2006 compensation expense of EUR 0.320 million from stock based compensation was recorded.

Prior to the adoption of SFAS No. 123R, stock options were accounted for under the intrinsic value method of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations.

See note 3 for further information on stock-based compensation.

12
EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

The following table illustrates recorded compensation expense and the effect on net loss/income and loss/earnings per share if the Company had adopted the fair value based accounting method prescribed by SFAS No. 123 for fiscal 2005:

NET (LOSS) INCOME AND (LOSS) EARNINGS PER SHARE

(EUR thousand, except share data)

	3-months ended December 31
	2005	2004
Net (loss) income
As reported	(3,231)	(448)
Stock-based employee compensation expense determined under fair value based accounting method, net of taxes	—	(930)
Pro forma	(3,231)	(1,378)

Basic and diluted (loss) earnings per share
As reported	(0.05)	(0.01)
Pro forma	(0.05)	(0.02)

13
EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

2. Discontinued Operations

On December 12, 2005, EPCOS signed a contract to sell of its Tantalum Capacitor Business Unit to KEMET Inc. based in the United States of America. The sale includes the plants in Evora, Portugal and parts of the activities in Heidenheim, Germany. Closing is expected in the second quarter of fiscal year 2006. The results of the disposal group are shown as discontinued operations for all periods presented.

In the first quarter of fiscal 2006 and 2005, the discontinued operations’ net sales were EUR 22.822 million and EUR 21.334 million, respectively. Loss before income taxes and after minority interests reported in discontinued operations amounted to EUR 6.789 million and EUR 1.781 million, respectively, for first quarter of fiscal 2006 and 2005.

The continuing and discontinued operations are shown separately in the balance sheet for the reporting period only. Assets and liabilities related to the tantalum business are classified as held for sale. No gain or loss was recognized relating to the disposal group in the first quarter of fiscal 2006.

Cash Flows relating to the discontinued operations for the quarter ended 31 December 2005 amounted to EUR 6.4 million cash used in operating activities and EUR 6.2 million cash used in investing activities.

The carrying amounts of the major classes of assets and liabilities held for sale as of December 31, 2005 were as follows:

Period ending December 31, 2005, (EUR thousand)

Inventories, net	23,043
Accounts receivable, net	9,576
Property, plant and equipment, net	64,967
Other	4,100

Assets held for sale	101,686

Accounts payable	10,881
Other liabilities	7,704

Liabilities held for sale	18,585

14
EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

3. Stock-based Compensation

For a description of the EPCOS stock-based compensation plan see our Annual Report as of September 30, 2005. Stock options granted under the Stock Option Plan 2004 are accounted based on their intrinsic value. A fair value can not be reliably determined because the Supervisory Board and the Management Board are authorized to introduce a cap in the case of unforeseen events.

The following table summarizes stock option activity:

STOCK OPTION ACTIVITY

	Number of options	Weighted average exercise price per share (in EUR)
Balance as of September 30, 2005	2,486,750	41.40

Granted	339,000	13.05
Exercised	—	—
Forfeited	58,000	31.09

Balance as of December 31, 2005	2,767,750	38.14

4. Inventories, net

INVENTORIES, NET

(EUR thousand)

	December 31, 2005	September 30, 2005
Raw materials and supplies	58,948	59,356
Work in process	55,638	58,028
Finished products	99,991	109,418

Total inventories, net	214,577	226,802

Total inventories as of December 31, 2005 and September 30, 2005, are net of valuation allowances of EUR 24.074 million and EUR 32.823 million, respectively.

15
EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

5. Goodwill and Intangible Assets

The carrying amount of goodwill as of December 31, 2005, is as follows:

GOODWILL

Balance as of December 31, 2005 (EUR thousand)

	December 31, 2005	September 30, 2005
Capacitors and Inductors	3,949	3,935
Ceramic Components	4,109	4,104
SAW Components	306	299

Total consolidated	8,364	8,338

For further information about the revised prior year figures please see note 9 Business Segments.

Included in the Consolidated Balance Sheets as of December 31, 2005 and September 30, 2005 are the following categories of acquired intangible assets:

INTANGIBLE ASSETS (FINITE LIVES)

(EUR thousand)

	December 31, 2005		September 30, 2005
	Gross	Net	Gross	Net
Patents, licenses and similar rights	42,960	7,971	42,888	8,670
Customer lists	3,200	1,626	3,200	1,707
Other	1,175	484	1,057	426

Total intangible assets (finite lives)	47,335	10,081	47,145	10,803

Amortization related to intangible assets (finite lives) amounted to EUR 0.905 million for the three-month period ended December 31, 2005 (EUR 1.762 million for the three-month period ended December 31, 2004). In accordance with SFAS No. 142, the Company reassessed the useful lives of all other intangible assets in the first three months of fiscal year 2006. There were no changes to such lives and there are no expected residual values associated with these intangible assets. Patents are amortized over the term of the patents, or as for the customer lists, over ten years. Licenses are amortized over the term of the licensing agreement.

16
EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

The development of the intangible assets (finite lives) of the estimated fiscal year amortization expense is as follows:

ESTIMATED AMORTIZATION EXPENSE

Fiscal years

(EUR thousand)

2006	3,505
2007	2,954
2008	1,702
2009	1,356
2010	1,127

6. Product warranties

The current and noncurrent accruals for product warranties developed as follows:

THREE MONTHS ENDED DECEMBER 31, 2005

(EUR thousand)

Balance as of September 30, 2005:	5,146
Increase in accruals related to warranties issued during reporting (+)	553
Increase in accruals related to preexisting warranties (+)	902
Utilization of accruals/reduction in liabilities (-)	(918)
Non-utilization of accruals/liabilities (-)	(324)
Foreign exchange translation adjustment	(5)

Accrual as of end of period	5,354

17
EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

7. Earnings per Share

Basic earnings (loss) per share are computed by dividing net loss/income by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share reflect the potential dilution that would occur if the potentially dilutive common shares, such as on the exercise of options, had been issued.

The following table sets forth the computation of basic and diluted earnings (loss) per share for the three-month periods ended December 31, 2005 and 2004:

EARNINGS (LOSS) PER SHARE

(EUR thousand, except share data)

	3-months ended December 31
	2005	2004
Net income (Loss) from continuing operations - basic	772	822
Interest expense on convertible bonds (net of tax)	—	—
Net income (Loss) from continuing operations - diluted	772	822
Denominator for basic earnings per share - weighted average shares	65,300,000	65,300,000
Effect of dilutive shares - stock options	—	—
Effect of dilutive shares - convertible bonds	—	—
Denominator for diluted earnings per share - weighted average shares adjusted for dilutive shares	65,300,000	65,300,000
Basic and diluted earnings per common share, EUR	0.01	0.01

On December 31, 2005 6,500,000 shares relating to convertible bonds outstanding were not considered, because the inclusion would be antidilutive.

8. Pensionsplans

The following table presents the components of net pension cost for the first three months ended December 31, 2005 and 2004:

PENSION COST, NET

Periods ended December 31 (EUR thousand)

	2005	2004
Service cost	1,774	1,277
Interest cost	2,184	2,139
Expected return on plan assets	(376)	(289)
Amortization of unrecognized actuarial gains or losses	572	85
Unrecognized prior service cost	14	13

Periodic pension cost, net	4,168	3,225

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EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

9. Business Segments

FINANCIAL INFORMATION ON THE BUSINESS SEGMENTS (UNAUDITED)

(EUR million)

	Capacitors and Inductors	Ceramic Components	SAW Components	Eliminations	Consolidated total
3 months ended December 31, 2005
Orders received	124.0	104.5	106.8		335.3
Net sales	109.3	97.1	98.4		304.8
EBIT	(6.4)	(2.7)	12.4		3.3
Interest result, net					(2.8)
Income from continuing operations before income taxes and minority interest					0.5
Provision for income taxes					0.3
Minority interest					(0.1)
Income from discontinued operations					(4.0)
Net loss					(3.2)
Depreciation and amortization	8.3	9.4	13.3	0.5	31.5
Capital expenditures	2.8	7.7	7.6	0.5	18.6

3 months ended December 31, 2004
Orders received	103.0	87.2	73.3		263.5
Net sales	96.5	75.1	95.7		267.3
EBIT	(4.4)	(3.0)	10.4		3.0
Interest result, net					(1.8)
Income from continuing operations before income taxes and minority interest					1.2
Provision for income taxes					(0.4)
Minority interest					—
Income from discontinued operations					(1.3)
Net income					(0.4)
Depreciation and amortization	7.2	8.4	16.6	0.6	32.8
Capital expenditures	11.8	16.8	7.8	0.2	36.6

With effect from October 1, 2005 the business segments, “Capacitors” and “Inductors and Ferrites,” were combined to a reportable segment named “Capacitors and Inductors”, based on substantial economic and other similarities between these operating segments after the disposal of the tantalum capacitor business, which was part of the operating segment “Capacitors”.

Balances reported previously have been restated for comparative purposes given the change in the segmentation.

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EPCOS AG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPCOS AG

Dated: February 1st, 2006	By:	/s/ Peter Knoll
	Name:	Mr. Peter Knoll
	Title:	General Counsel EPCOS AG